December 9, 2024

Michael Halsey
Authorized Signatory
Hummingbird STAR Trust
94 Solaris Avenue, 2nd Floor
Camana Bay, Cayman Island KY1-1203

       Re: Hummingbird STAR Trust
           Karbon-X Corp.
           Schedule 13D by Hummingbird STAR Trust
           Filed August 30, 2024
           File No. 005-94194
Dear Michael Halsey:

       We have conducted a limited review of the above-captioned filing and have the following comments.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D Filed August 30, 2024
General

1. We note that the event reported as requiring the filing of the Schedule 13D was July 9,
       2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
Schedule 13D within
       five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the July
       9, 2024 event date, the Schedule 13D submitted on August 30, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
2. We note that the Schedule 13D includes only the Hummingbird STAR Trust as a reporting person. Given that the definition of "person" under Section 3(a)(9) of the
       Securities Exchange Act of 1934 includes a "company," please advise, with a view towards revised disclosure, whether JTC (Cayman) Limited, as the Trustee, has or
 December 9, 2024
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       shares voting or investment power over the securities held by the Trust, and if so, why the Trustee has not been included as a reporting person on the Schedule 13D.
        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Nicholas Panos at
202-551-3266.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions